FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2011

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____

Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

_____

No

X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

I

The document listed below in this Section as 99.1 is being furnished, not filed, and will not be incorporated by reference into any registration statement filed by TransAlta Corporation under the Securities Act of 1933, as amended.

99.1	Press release dated January 4, 2011 announcing “TransAlta reports force majeure for Sundance Units 1 and 2”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

By:/s/ Maryse St.-Laurent

Maryse St.-Laurent

Vice-President and Corporate Secretary

Date: January 4, 2011

EXHIBIT INDEX

99.1	Press release dated January 4, 2011 announcing “TransAlta reports force majeure for Sundance Units 1 and 2”

TransAlta reports force majeure for Sundance Units 1 and 2

CALGARY, ALBERTA (January 4, 2011) –TransAlta Corporation (TSX: TA) (NYSE: TAC) today declared force majeure for its Sundance 1 and 2 coal-fired generation units related to boiler tube conditions above design limits.

All 560 megawatts (MW) from Sundance 1 and 2 will be unavailable up to February 15, as the units will be offline for inspection to determine the scope of repairs that may be needed. Comparable boiler conditions have not been observed at TransAlta’s other coal-generation units.

The Alberta Boiler Safety Association (ABSA) indicated immediate shut down of the units was appropriate action consistent with industry safety standards. The units cannot be restarted without ABSA inspection and approval.

TransAlta will provide updates as appropriate when more definitive information becomes available.

Under the terms of its Power Purchase Arrangement (PPA) for these units, TransAlta has notified the PPA buyer and the Balancing Pool of a force majeure event. For the duration of the force majeure period, TransAlta will continue to receive its PPA capacity payments and is protected from having to pay penalties for the units’ lack of availability, to the extent the event meets the force majeure criteria set out in the PPA.

Sundance 1 was originally commissioned in 1970 and turns 45 years old in 2015. Sundance 2 was originally commissioned in 1973 and turns 45 years old in 2018. The PPA for both units expires in 2017.

The units are part of the 2,126 MW Sundance power plant, which has six individual units and serves as a baseload facility for the Alberta electricity system. Sundance is located about 70 kilometres west of Edmonton and is the largest power plant in Alberta and the largest coal plant in Western Canada.

For more information on TransAlta, visit www.transalta.com.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media inquiries:

Bob Klager

Director, Public Affairs

Phone:  (403) 267-7330 or Email: robert_klager@transalta.com

Investor inquiries:

Jess Nieukerk

Director, Investor Relations

Phone: (403) 267-3607 or Email: jess_nieukerk@transalta.com